Wexford Plaza
411 West Putnam Avenue
Greenwich, CT 06830
www.wexford.com
(203) 862-7000

Direct Dial: 862-7012
Direct Fax: 862-7312
aamron@wexford.com

January 26, 2009

Richard A. Bachmann
Chairman

John C. Baumgarner, Jr.
Jerry D. Carlisle
Harold D. Carter
Enoch L. Dawkins
Norman C. Francis
Robert Gershen
William R. Herrin, Jr.
James R. Latimer, III
Bryant H. Patton
Steven J. Pully
Directors

Energy Partners Ltd.
201 St. Charles Avenue
Suite 3400
New Orleans, LA  70170

Gentlemen:

Wexford Capital LLC and its affiliated investment funds are major stakeholders in Energy Partners Ltd., holding significant positions in the Company’s common stock as well as the 9.75% Senior Notes due 2014 and Senior Floating Rate Notes due 2013 (collectively, the “Notes”).  By way of background, Wexford is an SEC registered investment advisor with over $6 billion of assets under management in a series of affiliated private equity and hedge funds.  Energy / natural resources is one of our key areas of focus and expertise, and we have significant experience in the oil and gas exploration and production industry as well as other facets of the energy sector.

As an investor in Energy Partners we have watched with increasing dismay and frustration the Company’s loss in enterprise value.  Our disappointment and concern over Energy Partners’ dismal financial performance is exacerbated by the apparent lack of any sense of urgency at the Company to implement measures to protect and preserve value.  Management, it would seem, is content to proceed with business as usual as the Company continues to decline in value.  Under these circumstances, we believe that the board of directors needs to take firm steps to address the challenges confronting the Company.

Stakeholders have good reason to be concerned about Energy Partners’ performance, prospects and viability –

•	The Company’s administrative and overhead costs are grossly disproportionate to its size and operations, and the cuts that have been planned are insufficient.
•	The Company’s exploration activities and efforts to replace its reserves have been a dismal failure.
•	The Company is overleveraged and has failed to take necessary actions to restructure its balance sheet.

The Company’s Operating Expenses are Too High.

Energy Partners is not a large company, but bears administrative and overhead expenses similar to companies 4-5 times its size.  In 2007 SG&A was $61.7 million.  In mid-2008, the Company acknowledged the need to reduce overhead costs and adopted a plan to reduce 2008 expenses by $20 million.  It appears that $17-19 million of this savings was planned to come from SG&A (which would reduce 2008 SG&A to $43-45 million).  However, since the 2007 SG&A included $9.4 million of one time expenses relating to failed M&A activity, the actual planned “savings” in recurring SG&A expenses was only $7.6-9.6 million.  Moreover, based upon the Company’s September financials, it appears doubtful that the Company will achieve even this reduction.  In any event, even if the Company succeeded in realizing the full planned reduction of SG&A, this should be viewed as a good starting point, not a success.  In our view, based on the Company’s size and operations, it should target SG&A (excluding one time items) of $25 million or less.

The comparison below of 2007 SG&A at Energy Partners to a peer group demonstrates the extent to which Energy Partners is a significant outlier.  (The companies shaded are from the peer groups used by the Company for management compensation purposes.)  The Company’s 2007 SG&A has been adjusted to eliminate the $9.4 million in one time M&A expenses that were incurred in 2007.  The 2008 target assumes the accomplishment in full of the targeted amount of additional savings.

In evaluating Energy Partners’ performance, it is critical that the peer group selected for comparison purposes be a reasonable one.  However, in the one context that we are aware of – the peer group used to measure management compensation – it is clear that this is not the case.

[

As the above chart (which is taken from the Company’s 2008 proxy statement) reflects, the average market capitalization from the peer group is approximately 30 times greater than the Company’s market cap.  Ranked by market capitalization, the Company is 18 of 19, and ranked by firm value the Company is 17 of 19.  And, many of the much larger companies (those highlighted in the chart) have either no or de minimus offshore Gulf operations.  Clearly the peer group that has been used by the Company is not a fair or representative one, and should not be used for any purpose in the future.

           Energy Partners’ Exploration Activities Have Been a Failure.

While the Company has spent over $650 million during the past 3½ years to replace its reserves, it has utterly failed to accomplish this critical task.  During the period 2005-07 the Company produced 27 million barrels of oil equivalent (“boe”), but only found 16 million boe.  We expect that 2008 performance data will continue this poor performance, with reserves likely to drop below 40 million boe.

The Company’s finding and development track record is one of the worst within its peer group and is consistently recognized as such by analysts that cover the Company.  (It is also noteworthy that many analysts have dropped coverage of Energy Partners given its poor operating metrics, high likelihood of financial distress and lack of investor interest.)  A recent Barclays Capital Credit study of 36 E&P Companies reflected an average cost over the part three years to replace reserves of approximately $33/boe.  By contrast, the Company’s three year average cost is just over $75/boe – higher than any company in the analysis and over 2X the average.

The Company is Overleveraged & Needs to Restructure its Balance Sheet.

A further, and extremely significant, indication of Energy Partners’ failure is the dismal state of the Company’s balance sheet.  Energy Partners had $450 million of Notes outstanding plus an estimated $50 million drawn on its revolver at year end 2008.  The 2009 debt service payments we believe will total approximately $43 million.  Based upon our projections of the Company’s EBITDA, we believe that there is a significant risk that the Company will violate both the debt/EBITDA and the interest coverage requirements of its bank facility as early as mid-2009.  In addition, we expect its current $150 million revolver borrowing base may be reduced to $100 million based upon the Company’s reduced reserve base.  The proportionally high amount of debt and the burdensome debt service requirements significantly limit the Company’s financial flexibility, and in particular limit the availability of capital for exploration activities and other capital expenditures.

The market recognizes that the problems facing the Company are pervasive and profound – the Company’s stock is trading at all time lows with losses in value that far exceed those of the Company’s peers, and the Notes are trading at steep discounts to their face value.  Clearly, the market is concerned over the Company’s viability.

*   *   *

In our view, the Company’s situation is one that requires concerted and focused action.  Management has demonstrated that it is unable to rise to the challenge, and accordingly, it is both necessary and appropriate for the Board to take the initiative and act promptly and firmly to protect stakeholder value.  We urge the Board to promptly take the following actions:

1.
Cancel the “Change in Control” Severance Agreements. The change of control provisions serve no legitimate purpose and only entrench a management group that has utterly failed to perform.  It is bizarre and inexplicable that some of these provisions were renewed and extended as recently as November 2008.  The Board should seek legal counsel on how to cancel these agreements.

2.
Terminate Senior Management.  The Company’s senior management has completely failed to meet the challenges confronting the Company and should be replaced.  The Board should terminate senior management, appoint a new Chairman and undertake an immediate search for a new CEO.

3.
Reduce SG&A.  The Board should undertake a full review of the Company’s SG&A and implement significant reductions in administrative costs.  In our view SG&A can and should be reduced to $25 million or less based upon the existing asset base (lower if material assets are sold).

4.
Restructure Debt.  The Company urgently needs to reduce debt, improve cash flow and enhance financial flexibility.  The Company should endorse and seek approval for a debt for equity swap in which the Notes are exchanged for newly issued shares of common stock at a value that fairly reflects the true economic interests of the Company’s debt and equity.

5.	Restructure Board. The current 11 member Board is too large and an impediment to swift decision-making and action. The Board should be reduced in size so that it can act more efficiently and promptly.

We urge you to consider seriously our suggestions.  If you believe it would be helpful, we would be pleased to meet with the Board or its non-management representatives.

Sincerely,

Arthur H. Amron
Partner & General Counsel

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